SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated February 3, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: February 4, 2016

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED ANNOUNCES SUBSIDIARY SUBMISSION OF NEW THIRD BOARD LISTING APPLICATION TO NATIONAL EQUITIES EXCHANGE AND QUOTATIONS IN CHINA

BEIJING, China, February 3, 2016 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that its majority-owned subsidiary Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”) has submitted an application to the National Equities Exchange and Quotations (“NEEQ”) to list on the New Third Board, the over-the-counter stock exchange in China.

Zhengbao Yucai submitted its application to list on the New Third Board in an effort to further enhance the Company’s brand and visibility within the China market, and offer the Company the opportunity to raise capital from the Chinese capital markets to fund future growth.

The New Third Board was established by the State Council in 2012 as a national over-the-counter stock exchange to supplement trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges. The New Third Board allows for trading of stocks of growth companies that do not otherwise satisfy the requirements for listing on the main Shanghai and Shenzhen stock exchanges.

There is no assurance that Zhengbao Yucai will successfully list on the New Third Board. Zhengbao Yucai’s listing is subject to, among other things, market and business conditions and Zhengbao Yucai satisfying relevant rules of the China Securities Regulatory Commission and the applicable securities exchange and other applicable registration, listing and offering requirements and obtaining requisite regulatory approvals of its listing application.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext 1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

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